EXHIBIT 99.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(Unaudited – Expressed in United States Dollars)

VOX ROYALTY CORP.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(Unaudited – Expressed in United States Dollars)

Vox Royalty Corp. Condensed Interim Consolidated Statements of Financial Position (Unaudited - Expressed in United States Dollars)

		As at
	Note	June 30, 2026	December 31, 2025
		$	$
Assets
Current assets
Cash		31,127,354	8,084,572
Accounts receivable	4	1,236,976	2,857,202
Prepaid expenses and other		319,667	439,177
Total current assets		32,683,997	11,380,951

Non-current assets
Royalty interests	5	49,383,807	50,779,045
Streams and other interests – financial assets	6	79,786,029	59,964,224
Other assets	7	403,365	468,505
Intangible assets	8	712,031	803,907

Total assets		162,969,229	123,396,632

Liabilities
Current liabilities
Accounts payable and accrued liabilities	9	2,528,803	2,999,323
Dividends payable	10	1,041,787	854,564
Income taxes payable		788,702	318,925
Total current liabilities		4,359,292	4,172,812

Non-current liabilities
Credit facility	7	-	6,700,000
Deferred tax liabilities		5,936,835	5,476,733

Total liabilities		10,296,127	16,349,545

Equity
Share capital	10	133,098,604	129,977,712
Equity reserves	11	8,403,530	5,346,955
Retained earnings (deficit)		11,170,968	(28,277,580)

Total equity		152,673,102	107,047,087

Total liabilities and equity		162,969,229	123,396,632

Commitments and contingencies (Note 16)

Subsequent events (Note 21)

Approved by the Board of Directors on August 12, 2026

Signed “Kyle Floyd” , Director	Signed “Robert Sckalor” , Director

See accompanying notes to the unaudited condensed interim consolidated financial statements.

1

Vox Royalty Corp. Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) (Unaudited - Expressed in United States Dollars)

	Note	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
		$	$	$	$
Royalty revenue	18	1,574,791	2,765,145	3,743,878	5,445,339
Net precious metals income	6,18	4,579,174	-	18,446,690	-
Depletion on royalties and depreciation-like charges	5, 6	(2,071,427)	(1,018,232)	(6,529,303)	(1,803,354)
Gross profit		4,082,538	1,746,913	15,661,265	3,641,985

Operating income (expenses)
General and administration	12	(1,420,829)	(1,111,125)	(2,960,630)	(2,245,663)
Share-based compensation	11	(1,962,009)	(670,582)	(4,105,615)	(1,254,916)
Gain on disposition of royalty interests	5	5,189,144	-	5,189,144	-
Gain on disposition of streams and other interests	6	2,190,437		2,190,437
Project evaluation expenses	13	(472,101)	(142,979)	(1,252,202)	(215,648)
Total operating income (expenses)		3,524,642	(1,924,686)	(938,866)	(3,716,227)

Income (loss) from operations		7,607,180	(177,773)	14,722,399	(74,242)

Other income (expenses)
Revaluation of streams and other interests	6	10,990,966	-	27,523,940	-
Amendment fee on streams and other interests	6	-	-	1,000,000	-
Interest and finance expenses	7	(102,113)	(182,564)	(253,112)	(267,952)
Other income (expenses), net	14	(13,923)	200,208	22,245	273,941
Income (loss) before income taxes		18,482,110	(160,129)	43,015,472	(68,253)

Income tax expense	19	(1,441,252)	(227,828)	(1,491,628)	(678,844)

Net income (loss) and comprehensive income (loss)		17,040,858	(387,957)	41,523,844	(747,097)

Weighted average number of shares outstanding
Basic	10	68,913,691	50,756,027	68,800,560	50,742,893
Diluted	10	71,332,280	50,756,027	71,144,353	50,742,893

Income (loss) per share
Basic	10	0.25	(0.01)	0.60	(0.01)
Diluted	10	0.24	(0.01)	0.58	(0.01)

See accompanying notes to the unaudited condensed interim consolidated financial statements.

2

Vox Royalty Corp. Condensed Interim Consolidated Statements of Changes in Equity (Unaudited - Expressed in United States Dollars)

	Note	Number of Shares	Share Capital	Equity Reserves	Retained earnings (deficit)	Total Equity
		#	$	$	$	$
Balance, January 1, 2025		50,658,776	69,528,762	4,722,776	(31,191,339)	43,060,199
Share issue costs		-	(2,241)	-	-	(2,241)
Dividends declared		-	-	-	(1,268,883)	(1,268,883)
Shares issued – dividends reinvestment plan		3,740	9,152	-	-	9,152
Settlement of RSUs		93,855	220,631	(220,631)	-	-
Share-based compensation		-	-	1,277,538	-	1,277,538
Net loss and comprehensive loss		-	-	-	(747,097)	(747,097)

Balance, June 30, 2025		50,756,371	69,756,304	5,779,683	(33,207,319)	42,328,668

Balance, January 1, 2026		68,364,945	129,977,712	5,346,955	(28,277,580)	107,047,087
Share issue costs		-	(1,469)	-	-	(1,469)
Dividends declared	10	-	-	-	(2,075,296)	(2,075,296)
Shares issued – dividends reinvestment plan	10	2,401	11,759	-	-	11,759
Settlement of RSUs	11	243,584	600,139	(600,139)	-	-
Exercise of stock options	11	841,541	2,510,463	(448,901)	-	2,061,562
Share-based compensation	11	-	-	4,105,615	-	4,105,615
Net income and comprehensive income		-	-	-	41,523,844	41,523,844

Balance, June 30, 2026		69,452,471	133,098,604	8,403,530	11,170,968	152,673,102

See accompanying notes to the unaudited condensed interim consolidated financial statements.

3

Vox Royalty Corp. Condensed Interim Consolidated Statements of Cash Flows (Unaudited - Expressed in United States Dollars)

	Note	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
		$	$	$	$
Cash flows from operating activities
Net income (loss) for the period		17,040,858	(387,957)	41,523,844	(747,097)
Adjustments for:
Deferred tax expense (recovery)	19	409,074	49,311	460,102	(3,649)
Foreign exchange on cash		7,556	7,767	25,278	24,566
Share-based compensation	11, 15	1,962,009	670,582	4,105,615	1,254,916
Interest and finance expenses	7	102,113	182,564	253,112	267,952
Amortization	8	45,938	45,885	91,876	91,770
Realized gain on sale of investments	14	(141,269)	-	(141,269)	-
Gain on disposition of royalty interests	5	(5,189,144)	-	(5,189,144)	-
Gain on disposition of streams and other interests	6	(2,190,437)	-	(2,190,437)	-
Depletion on royalties and depreciation-like charges	5,6	2,071,427	1,018,232	6,529,303	1,803,354
Revaluation of streams and other interests	6	(10,990,966)	-	(27,523,940)	-
		3,127,159	1,586,384	17,944,340	2,691,812
Changes in non-cash working capital:
Accounts receivable		869,757	(80,428)	1,620,226	(68,972)
Prepaid expenses		129,659	122,668	119,510	(2,673)
Accounts payable and accrued liabilities		(168,322)	202,819	(242,541)	(207,932)
Income taxes payable		740,309	(74,714)	469,777	383,308
Net cash flows from operating activities		4,698,562	1,756,729	19,911,312	2,795,543

Cash flows from (used in) investing activities
Acquisition of royalties	5	(83,762)	(11,705,057)	(424,670)	(11,705,057)
Proceeds from disposition of royalty	5	5,620,317	-	5,620,317	-
Proceeds from the sale of investments	6	4,941,268	-	4,941,268	-
Net cash flows from (used in) investing activities		10,477,823	(11,705,057)	10,136,915	(11,705,057)

Cash flows from (used in) financing activities
Share issue costs paid		(595)	(402)	(246,828)	(2,241)
Exercise of stock options		1,155,399	-	2,061,562	-
Proceeds from credit facility	7	-	11,700,000	-	11,700,000
Credit facility repayments	7	-	-	(6,700,000)	-
Transaction costs related to credit facility	7	-	-	(57,849)	(2,615)
Payments of interest on credit facility	7	(63,857)	(88,614)	(160,738)	(110,177)
Dividends paid	10	(1,027,476)	(628,657)	(1,876,314)	(1,233,179)
Net cash flows from (used in) financing activities		63,471	10,982,327	(6,980,167)	10,351,788

Increase in cash		15,239,856	1,033,999	23,068,060	1,442,274
Impact of foreign exchange on cash		(7,556)	(7,767)	(25,278)	(24,566)
Cash, beginning of the period		15,895,054	9,145,867	8,084,572	8,754,391

Cash, end of the period		31,127,354	10,172,099	31,127,354	10,172,099

Supplemental cash flow information (Note 17)

See accompanying notes to the unaudited condensed interim consolidated financial statements.

4

Vox Royalty Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2026 and 2025 (Unaudited - Expressed in United States Dollars)

1. Nature of operations

Vox Royalty Corp. (“Vox” or the “Company”) was incorporated under the Business Corporations Act (Ontario). The Company’s head office is located at 1499 West 120th Ave, Suite 110, Westminster, CO, 80234, USA. The Company’s registered office is 100 King Street West, Suite 5700, Toronto, ON, M5X 1C7, Canada. The Company’s common shares trade on the Toronto Stock Exchange (“TSX”) and on the Nasdaq Stock Market LLC (“Nasdaq”), under the ticker symbol “VOXR”.

The Company holds a diversified portfolio of over 70 royalties, streams, and other interests, with primary exposure to gold and select industrial metals across top tier mining jurisdictions. Approximately 85% of the Company’s portfolio of royalty, streams and other interests by asset count are located in Australia, Canada and the United States.

The Company's net precious metals income on certain streams and other interests is subject to annual production caps which are typically met in the first half of the fiscal year. As a result, net precious metals income may be higher in the first half of the fiscal year, however, this can vary from time to time by changes in mine gold production throughout the year. As a result, the Company's net precious metals income and financial performance for any single quarter may not be indicative of revenue and financial performance which may be expected for the full year.

2. Material accounting policy information

(a) Statement of compliance

These unaudited condensed interim consolidated financial statements are prepared in accordance with International Accounting Standards 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and apply the same material accounting policy information and application as disclosed in the annual financial statements for the year ended December 31, 2025. They do not include all of the information and disclosures required by International Financial Reporting Standards as issued by the IASB (“IFRS Accounting Standards”) for annual statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these unaudited condensed interim consolidated financial statements. Operating results for the period ended June 30, 2026 are not necessarily indicative of the results that may be expected for the full year ended December 31, 2026. For further information, see the Company’s annual financial statements including the notes thereto for the year ended December 31, 2025.

These unaudited condensed interim consolidated financial statements were reviewed, approved, and authorized for issue by the Company’s Board of Directors on August 12, 2026.

(b) Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments, which have been measured at fair value. These unaudited condensed interim consolidated financial statements are presented in United States dollars (“$”), which is also the functional currency of the Company and its wholly-owned subsidiaries.

(c) Principles of consolidation

These unaudited condensed interim consolidated financial statements incorporate the accounts of the Company and its wholly-owned subsidiaries: Vox Royalty Cayman SEZC (Cayman Islands), Vox Royalty Australia Pty Ltd. (Australia), Vox Royalty Canada Ltd. (Ontario, Canada), and Vox Royalty USA Ltd. (Delaware, USA). These unaudited condensed interim consolidated financial statements also incorporated the accounts of the Company’s previously wholly-owned subsidiary, SilverStream SEZC (Cayman Islands), which commenced a voluntary liquidation on November 19, 2025, and held a final meeting of the sole shareholder, Vox, to dissolve SilverStream SEZC, on December 19, 2025.

Subsidiaries are fully consolidated from the date the Company obtains control and continue to be consolidated until the date that control ceases. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. All intercompany balances, transactions, revenues and expenses have been eliminated on consolidation.

(d) Recent accounting pronouncements adopted

Amendments to IFRS 9 Financial Instruments (“IFRS 9”) and IFRS 7 Financial Instruments: Disclosures (“IFRS 7”)

Effective January 1, 2026, the Company adopted amendments to IFRS 9, Financial Instruments, and IFRS 7, Financial Instruments: Disclosures. The amendments clarify the date of recognition and derecognition of some financial assets and liabilities, introduce a new exception for certain financial liabilities settled through an electronic payment system prior to the settlement date and update the disclosures required for equity instruments designated at fair value through other comprehensive income. The Company elected to apply the option to derecognize financial liabilities settled in cash using an electronic payment system, before the settlement date when the related payment instruction cannot be withdrawn, stopped or cancelled, the Company no longer has access to the cash designated for settlement and the related settlement risk is insignificant. These amendments did not have a material impact on the Company's condensed interim consolidated financial statements.

5

Vox Royalty Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2026 and 2025 (Unaudited - Expressed in United States Dollars)

(e) Recent accounting pronouncements not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. The amendments have an effective date of later than December 31, 2026, with earlier application permitted.

IFRS 18 – Presentation and Disclosure in Financial Statements

IFRS 18 introduces new categories and defined subtotals in the statement of profit or loss, new disclosures on management-defined performance measures (“MPMs”) and enhanced requirements to improve the aggregation and disaggregation of information in the financial statements. Under IFRS 18, the statement of profit or loss is divided into three categories: operating, investing, and financing. Concurrent amendments to IAS 7 Cash Flows align with these new subtotals so the cash flow statement will now begin with the IFRS 18-specified subtotal of operating profit rather than net earnings.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively, with early adoption permitted. The adoption of IFRS 18 is expected to change the presentation and structure of the Company’s primary financial statements but is not expected to have an impact on the measurement of net earnings or cash flows.

IFRS 18 will require additional note disclosures such as for MPMs where certain non-IFRS performance measures, representing subtotals of income and expenses, are used in public communications. Management is monitoring pronouncements from both the IASB and the regulators. The Company is continuing to evaluate the detailed impact of IFRS 18 on the Company’s financial statement presentation, disclosures, and internal controls.

3. Significant judgments, estimates and assumptions

The preparation of the Company’s unaudited condensed interim consolidated financial statements in conformity with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the unaudited condensed interim consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. The unaudited condensed interim consolidated financial statements include estimates, which, by their nature, are uncertain. The impact of such estimates are pervasive throughout the unaudited condensed interim consolidated financial statements and may require accounting adjustments based on future occurrences.

The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. The areas involving a higher degree of judgment or complexity, or areas where the assumptions and estimates are significant to the consolidated financial statements were the same as those applied to the Company’s annual financial statements for the year ended December 31, 2025.

4. Accounts receivable

	June 30, 2026	December 31, 2025
	$	$
Trade receivables from royalties	1,120,726	2,685,915
Trade receivables from streams and other interests	5,050	60,087
Sales tax recoverable	111,200	111,200

	1,236,976	2,857,202

Trade receivables from royalties, streams and other interests are held in order to collect the contractual cash flows, are initially measured at the amounts communicated as receivable from the counterparties under the terms of the agreements and are generally collected within 45 days of quarter-end. None of the receivables are past due and impairment losses recognized based on lifetime expected credit losses are immaterial given the credit quality of the counterparties.

5. Royalty interests

As at and for the six months ended June 30, 2026:

		Cost				Accumulated Depletion
Royalty interests	Opening	Additions	Reclass	Disposals	Ending	Opening	Depletion	Reclass	Ending	Carrying Amount
	$	$	$	$	$	$	$	$	$	$
Producing	34,699,886	-	(262,328)	-	34,437,558	(9,570,488)	(1,430,400)	148,433	(10,852,455)	23,585,103
Non-producing	27,863,974	443,185	284,346	(431,173)	28,160,332	(2,279,000)	(6,331)	(148,433)	(2,433,764)	25,726,568
Deferred acquisition costs	64,673	72,136	(64,673)	-	72,136	-	-	-	-	72,136

Total	62,628,533	515,321	(42,655)	(431,173)	62,670,026	(11,849,488)	(1,436,731)	-	(13,286,219)	49,383,807

6

Vox Royalty Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2026 and 2025 (Unaudited - Expressed in United States Dollars)

Non-producing royalty interests include development, advanced exploration and exploration stage assets, with exploration and evaluation stage assets comprising a carrying amount of $4,446,313 at June 30, 2026 (December 31, 2025 - $4,332,418).

Total royalty interests include carrying amounts in the following countries:

	June 30, 2026	December 31, 2025
	$	$
Australia	41,203,072	42,591,979
Canada	2,756,817	2,756,817
USA	2,159,906	2,166,237
Mali	1,503,549	1,503,549
South Africa	1,150,828	1,150,828
Brazil	564,026	564,026
Peru	45,609	45,609

	49,383,807	50,779,045

Royalties acquired during the six months ended June 30, 2026

Gold and copper royalty portfolio

On February 26, 2026, the Company completed the acquisition of a portfolio of two Australian gold and copper royalties for a total consideration of up to $460,330 (A$650,000). The Company paid the royalty seller $318,697 (A$450,000) at closing, a further $69,351 (A$100,000) in June 2026, and a further $72,282 (A$100,000) is payable on the satisfaction of post-closing conditions, which has not occurred to date. In addition, the Company incurred $52,206 of legal and professional fees related to the acquisition.

Royalties sold during the six months ended June 30, 2026

Federation gold royalty sale

On June 22, 2026, the Company completed the disposition of a capped 4.5% gold royalty on remaining gold production from the Hera Tenement EL6162, acquired on February 26, 2026, to the owner of the Hera project for total cash consideration of $5,620,317 (A$8,030,000), resulting in a gain of $5,189,144.

Deferred asset acquisitions

Deferred asset acquisitions as at June 30, 2026 of $72,136 (December 31, 2025 - $64,673) relates to costs incurred prior to the execution and closing of an asset acquisition. Deferred asset acquisition costs are reallocated to royalty interests or streams and other interests upon signing of a definitive agreement. If management determines not to proceed with a proposed acquisition, the deferred costs are expensed as project evaluation expenses.

6. Streams and other interests

	June 30, 2026	December 31, 2025
	$	$
Balance, beginning of period	59,964,224	-
Acquisitions	-	56,119,811
Settlement receipts	(18,446,690)	(4,581,329)
Change in fair value:
Net precious metals income	18,446,690	4,581,329
Depreciation-like charges	(5,092,572)	(2,282,834)
Proceeds on disposition of i-80 offtake stream	(4,800,000)	-
Gain on disposition of i-80 offtake stream	2,190,437	-
Revaluation of streams and other interests	27,523,940	6,127,247

Balance, end of period	79,786,029	59,964,224

7

Vox Royalty Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2026 and 2025 (Unaudited - Expressed in United States Dollars)

Total streams and other interests include fair value amounts in the following countries:

	June 30, 2026	December 31, 2025
	$	$
Canada	40,034,029	24,264,224
Côte d’Ivoire	26,963,000	13,300,000
South Africa	8,854,000	7,000,000
Mexico	3,935,000	-
USA	-	2,300,000
Brazil	-	13,100,000

	79,786,029	59,964,224

Amendments to PMPAs during the six months ended June 30, 2026

On January 23, 2026, Vox entered into a definitive agreement with Equinox Gold Corp. (“Equinox”) to restructure Vox’s 35% gold purchase contract over the Santa Luz, Fazenda and RDM mines in Brazil, with another gold purchase contract over the Greenstone gold mine in Ontario, Canada. As part of the agreement, Equinox paid Vox $1,000,000 as an amendment fee, which is reflected in the consolidated statement of income (loss).

i-80 gold offtake stream sale during the six months ended June 30, 2026

On June 26, 2026, Vox completed the disposition of its capped gold offtake stream over the Ruby Hill, Cove and Granite Creek projects (“i-80 Stream”) in Nevada to i-80 Gold Corp. (“i-80 Gold”) for $4,800,000, satisfied through the issuance of 3,453,237 i-80 Gold common shares, resulting in a gain of $2,190,437. The i-80 shares were subsequently sold for $4,941,268, realizing a further gain of $141,269. The disposition of the i-80 Stream and the subsequent sale of the i-80 shares, resulted in a total gain of $2,331,706.

Assumptions

The fair value of these Precious Metals Purchase Agreements (“PMPAs”) is determined by calculating the discounted future cash flows. The valuation relies primarily on unobservable inputs and is therefore classified as a Level 3 fair value measurement. The key input assumptions used were a 7.54% discount rate (December 31, 2025: 8.0% discount rate), forecast blended realized margins of $74.74/oz (December 31, 2025: $65.36/oz), and projected production volumes from the individual mines.

The sensitivity to the fair value of the financial asset that were attributed from the changes in the key inputs are summarized as follows:

•

Discount rate: a 1% increase (decrease) in discount rate would have increased (decreased) the revaluation of streams and other interests, along with net income and other comprehensive income, by approximately $3,200,000.

•

Realized margins: a 5% increase (decrease) in realized margins would have increased (decreased) the revaluation of streams and other interests, along with net income and other comprehensive income, by approximately $4,000,000. Realized margins is calculated using the Monte Carlo simulation method.

•

Projected production volume: this input is based on mine plans published by the individual operators and management’s best estimate of the ounces to be delivered under the contract. Material changes to the total volume of the production over the life of the mine during the three months ended June 30, 2026, were primarily a result of the following:

o

Bonikro (Côte d’Ivoire) mine life extension: In June 2026, Allied Gold Corporation (“Allied Gold”) announced a mine life extension at Bonikro, with an updated production plan extending mine life to 2036 (previously 2029) and supporting average annual production in excess of 120,000 ounces, an approximately 400% increase in life-of-mine production relative to the 2023 technical report. The mine life extension results in an additional fair value adjustment of $16,600,000.

o

Los Filos (Mexico): In June 2026, Equinox announced it had secured 20-year land access agreements with all three communities at the Los Filos Gold Mine. Equinox has initiated activities to support a gradual restart of heap leach operations. With the agreements in place with the three communities, it now allows Equinox to commence a restart of the mine in the coming years, which as a result, management has increased the fair value of this asset by $3,935,000. The main inputs for this include:

■

Annual production rate of 70,000oz, being 50% of the operator’s heap leach restart plan. A 10% increase (decrease) in production rate would have increased (decreased) the revaluation of streams and other interests, along with net income and other comprehensive income, by approximately $400,000.

■

Probability of completing the restart of 25%. A 10% increase (decrease) in the probability rate would have increased (decreased) the revaluation of streams and other interests, along with net income and other comprehensive income, by approximately $1,600,000.

o

Other than the above, management does not anticipate material changes to the total volume of the production over the life of the mines, and any adjustments to the volume will therefore be primarily timing difference

8

Vox Royalty Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2026 and 2025 (Unaudited - Expressed in United States Dollars)

7. Credit facility

Facility terms

The Company has a bank credit facility agreement providing for a $40,000,000 secured revolving credit facility (the “Credit Facility”). The Credit Facility includes an accordion feature which provides for an additional $35,000,000 of availability subject to certain conditions, resulting in total funding capacity under the Credit Facility of $75,000,000.

The Credit Facility, secured against certain royalty assets and PMPAs of the Company, as defined in the credit agreement, is available for general corporate purposes, acquisitions, and investments, subject to certain limitations. At the Company’s election, amounts drawn on the Credit Facility bear interest at either (i) a rate determined by reference to the U.S. dollar prime rate plus a margin of 1.5% to 2.5% per annum, or (ii) the secured overnight financing rate plus a margin of 2.50% to 3.50% per annum. The undrawn portion of the Credit Facility is subject to a standby fee of 0.5625% to 0.7875% per annum, all of which is dependent on the Company’s leverage ratio (as defined in the amended credit agreement). The Credit Facility matures on September 23, 2028, and is extendable one-year at a time through mutual agreement between the Company and the lender. The Credit Facility includes covenants that require the Company to maintain certain financial ratios, including the Company’s leverage ratios and meet certain non-financial requirements.

As at June 30, 2026, no amounts are drawn on the facility and the Company was in compliance with all covenants and the Company expects to remain in compliance over the next year. The covenants, tested at the end of each fiscal quarter, include: (i) Leverage Ratio: less than or equal to 3.5:1; (ii) Interest Coverage Ratio: greater than or equal to 2.5:1; and (iii) Liquidity, comprising cash and the unadvanced portion under the Credit Facility, shall be no less than $5,000,000.

Credit facility

The following summarizes the outstanding balance under the Credit Facility as at June 30, 2026 and December 31, 2025:

	June 30, 2026	December 31, 2025
	$	$
Balance, beginning of period	6,700,000	-
Borrowings	-	16,700,000
Repayments	(6,700,000)	(10,000,000)

Balance, end of period	-	6,700,000

Other assets (Facility transaction costs)

The following summarizes the change in other assets as at June 30, 2026 and December 31, 2025:

	June 30, 2026	December 31, 2025
	$	$
Balance, beginning of period	468,505	279,491
Facility transaction costs incurred during the period	27,849	514,998
Amortization expense of Facility transaction costs	(92,989)	(325,984)

Balance, end of period	403,365	468,505

Interest and finance expenses

The following summarizes the interest and finance expenses for the three and six months ended June 30, 2026 and 2025:

	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
	$	$	$	$
Amortization expense of Facility transaction costs	45,238	64,295	92,989	128,589
Interest expense on Facility	56,875	118,269	160,123	139,363

	102,113	182,564	253,112	267,952

9

Vox Royalty Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2026 and 2025 (Unaudited - Expressed in United States Dollars)

8. Intangible assets

Intangible assets are comprised of the Mineral Royalties Online (“MRO”) royalty database, which was acquired in May 2020 for $1,837,500.

Database
$
Cost at:
December 31, 2025 and June 30, 2026	1,837,500

Accumulated amortization at:
December 31, 2025	1,033,593
Amortization	91,876
June 30, 2026	1,125,469

Net book value at:
December 31, 2025	803,907
June 30, 2026	712,031

9. Accounts payable and accrued liabilities

	June 30, 2026	December 31, 2025
	$	$
Trade payables	653,337	959,795
Sales tax payable	870,842	658,740
Accrued liabilities	1,004,624	1,380,788

	2,528,803	2,999,323

10. Share capital

Authorized

The authorized share capital of the Company is an unlimited number of common shares without par value.

The number of common shares issued and outstanding as at June 30, 2026 and at December 31, 2025 is as follows:

	June 30, 2026	December 31, 2025
	$	$
Issued: 69,452,471 (December 31, 2025: 68,364,945) common shares	133,098,604	129,977,712

Share repurchase program

On March 12, 2025, the Board of Directors of the Company approved the renewal of a Share Repurchase Program (“SRP”) for the repurchase of up to $1,500,000 of its common shares. The SRP is administered through an independent broker.

Repurchases under the SRP may be made at times and in amounts as the Company deems appropriate and may be made through open market transactions at prevailing market prices, privately negotiated transactions or by other means in accordance with securities laws in the United States. The actual timing, number and value of repurchases under the SRP will be determined by management in its discretion and will depend on a number of factors, including market conditions, stock price and other factors. The SRP may be suspended or discontinued at any time. Open market repurchases will only be made outside of Canada through the facilities of the Nasdaq or any alternative open market in the United States, as applicable.

The SRP expired on March 12, 2026. The Company did not repurchase any shares under the SRP during the six months ended June 30, 2026.

10

Vox Royalty Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2026 and 2025 (Unaudited - Expressed in United States Dollars)

Income (loss) per share

For the three and six months ended June 30, 2026 and 2025, the basic income (loss) per share is calculated based on the following weighted average number of shares outstanding:

	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
Basic income (loss) per share
Net income (loss)	$17,040,858	$(387,957)	$41,523,844	(747,097)
Weighted average shares outstanding	68,913,691	50,756,027	68,800,560	50,742,893

Basic income (loss) per share	$0.25	$(0.01)	$0.60	$(0.01)

For the three and six months ended June 30, 2026 and 2025, the diluted income (loss) per share is calculated based on the following weighted average number of shares outstanding:

	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
Diluted income (loss) per share	$	$	$	$
Net income (loss)	$17,040,858	$(387,957)	$41,523,844	$(747,097)

Weighted average shares outstanding	68,913,691	50,756,027	68,800,560	50,742,893
Adjustments for calculation of diluted income per share:
Stock options	392,822	-	318,026	-
RSUs	2,025,767	-	2,025,767	-
Weighted average shares outstanding in calculating diluted income (loss) per share	71,332,280	50,756,027	71,144,353	50,742,893

Diluted income (loss) per share	$0.24	$(0.01)	$0.58	$(0.01)

For the period ended June 30, 2026, nil stock options (June 30, 2025: 1,346,838 stock options) and nil RSUs (June 30, 2025: 2,063,216 RSUs) were excluded in the computation of diluted income (loss).

Dividends

The following table provides details on the dividends declared for the six months ended June 30, 2026.

Declaration date	Dividend per common share	Record date	Payment date	Dividends declared
	$			$
March 5, 2026	0.015	March 31, 2026	April 14, 2026	1,033,509
May 13, 2026	0.015	June 30, 2026	July 14, 2026	1,041,787

	0.030			2,075,296

On March 18, 2024, the Company adopted a Dividend Reinvestment Plan (“DRIP”). The DRIP provides eligible shareholders of Vox with the opportunity to have all, or a portion of any cash dividends declared on common shares by the Company automatically reinvested into additional common shares, without paying brokerage commissions. Based on the current terms of the DRIP, the common shares are issued under the DRIP at a 5% discount to the average market price, as defined in the DRIP.

During the period ended June 30, 2026, the Company issued 2,401 common shares under the DRIP, representing dividends paid of $11,759.

11. Equity reserves

Options

The Company maintains an omnibus long-term incentive plan dated June 8, 2023 (the “LTIP”), as well as a prior omnibus long-term incentive plan dated May 19, 2020, which remains in force only until all awards granted thereunder have been exercised or have expired (together with the LTIP, the “Plans”). The Plans provide that certain key employees, officers, directors and consultants may be granted options to acquire common shares of the Company. The exercise price, expiry date and vesting terms are determined by the Board of Directors. The Plans permit the issuance of options, which, together with the Company’s other share compensation arrangements, may not exceed 10% of the Company’s issued common shares as at the date of grant.

11

Vox Royalty Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2026 and 2025 (Unaudited - Expressed in United States Dollars)

The following summarizes the stock option activity for the six months ended June 30, 2026 and 2025:

	June 30, 2026		June 30, 2025
	Number	Weighted average exercise price	Number	Weighted average exercise price
	#	$	#	$
Outstanding, beginning of period	1,346,838	2.65	1,346,838	3.70
Granted	2,400,001	4.99	-	-
Exercised	(841,541)	2.45	-	-

Outstanding, end of period	2,905,298	4.63	1,346,838	3.70

Exercisable, end of period	505,297	2.93	1,346,838	3.70

The following table summarizes information of stock options outstanding as at June 30, 2026:

		Options Outstanding		Options Exercisable
Expiry date	Exercise price	Number of options outstanding	Weighted average remaining contractual life	Number of options exercisable	Weighted average remaining contractual life
	$	#	Years	#	Years
March 9, 2027	2.93	505,297	0.69	505,297	0.69
January 21, 2031	4.99	2,400,001	4.56	-	-

		2,905,298	3.89	505,297	0.69

The Company used the Black-Scholes valuation model (“BSM”) to estimate the grant date fair value of stock options granted during the period using the following weighted average assumptions:

January 21, 2026 Issuance
Expected stock price volatility	33%
Risk-free interest rate	2.95%
Expected life	5 years
Grant date share price	$ 4.99
Expected forfeiture rate	-
Expected dividend yield	1.20%

During the six months ended June 30, 2026, 2,400,001 stock options were granted of which ¼ vest on each of July 2, 2026, January 2, 2027, July 2, 2027 and January 2, 2028.

The share-based compensation expense related to stock option grants is recorded over the vesting period. For the three and six months ended June 30, 2026, total share-based compensation of $1,012,295 and $1,779,859, respectively, was recognized.

Restricted Share Units

The Plans provide that the Board of Directors may, at its discretion, grant directors, officers, employees and consultants non-transferable RSUs based on the value of the Company’s share price at the date of grant. All RSU agreements granted by the Board of Directors from the date of incorporation through June 30, 2026, do not give the Company or the holder the option to settle in cash and can only be equity settled. As the Company does not have a present obligation to settle the issued RSUs in cash, the RSUs issued have been treated as equity-settled instruments and measured at the grant date fair value.

During the six months ended June 30, 2026, 699,656 RSUs were granted to directors, officers and employees, and vest as follows:

•	121,308 RSUs vested immediately on January 21, 2026;
•	571,729 RSUs vest in 25% increments on each of July 2, 2026, January 2, 2027, July 2, 2027, and January 2, 2028; and
•	6,619 RSUs vest 50% on February 6, 2026 and the remaining in 25% increments on July 2, 2026 and January 2, 2027.

The share-based compensation expense related to RSU grants is recorded over the vesting period. For the three and six months ended June 30, 2026, total share-based compensation of $949,714 and $2,325,756, respectively, (three and six months ended June 30, 2025 of $474,815 and $1,254,916, respectively), was recognized.

12

Vox Royalty Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2026 and 2025 (Unaudited - Expressed in United States Dollars)

The following summarizes the RSU activity for the six months ended June 30, 2026 and 2025:

	June 30, 2026		June 30, 2025
	Number	Weighted average fair value	Number	Weighted average fair value
	#	$	#	$
Outstanding, beginning of period	1,569,695	2.23	1,309,061	2.23
Granted	699,656	4.99	848,010	2.28
Exercised	(243,584)	2.46	(93,855)	2.35

Outstanding, end of period	2,025,767	3.15	2,063,216	2.24

Vested, end of period	1,079,566	2.47	962,939	2.27

12. General and administration

The Company’s general and administration expenses incurred for the three and six months ended June 30, 2026 and 2025 are as follows:

	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
	$	$	$	$
Corporate administration	368,425	320,198	782,243	574,639
Professional fees	227,117	98,627	498,934	215,728
Salaries and benefits	699,237	606,265	1,427,090	1,283,246
Director fees	80,112	40,150	160,487	80,280
Amortization	45,938	45,885	91,876	91,770

	1,420,829	1,111,125	2,960,630	2,245,663

13. Project evaluation expenses

The Company’s project evaluation expenses for the three and six months ended June 30, 2026 and 2025 is as follows:

	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
	$	$	$	$
Business development costs	2,488	123,606	60,871	54,903
Royalty enforcement costs	469,613	19,373	1,191,331	160,745

	472,101	142,979	1,252,202	215,648

Business development costs relate to due diligence expenditures incurred in the evaluation of royalty interests acquisition opportunities that management elected not to pursue to completion.

Royalty enforcement costs relate to litigation matters that were settled or ongoing during the period, as disclosed in Note 16.

14.  Other income (expenses), net

The Company’s other income for the three and six months ended June 30, 2026 and 2025 are as follows:

	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
	$	$	$	$
Interest income	40,767	106,262	75,377	198,546
Unrealized loss on investments	(21,660)	-	(44,405)	-
Realized gain on sale of investments	141,269	-	141,269	-
Foreign exchange income (loss)	(174,299)	93,946	(149,996)	75,395

	(13,923)	200,208	22,245	273,941

13

Vox Royalty Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2026 and 2025 (Unaudited - Expressed in United States Dollars)

On February 25, 2026, Lipari Mining Ltd. (“Lipari”) issued the Company 431,307 Lipari common shares in connection with a debt settlement agreement relating to unpaid royalties by Lipari pertaining to the Braúna mine, in the amount of $44,405. During the three months ended March 31, 2026, the Company recorded an unrealized loss on investments of $21,660, representing the decline in the Lipari’s share price from the date of issuance to the end of the first quarter. In the three months ended June 30, 2026 the remaining carrying value of the investment was written off as Lipari has been subject to a cease trade order since early April 2026.

During the period, the Company recorded a realized gain on investments of $141,269 related to the disposition of the i-80 Gold common shares, which were obtained as result of the disposition of the i-80 Stream during the period (see Note 6).

15.  Related party transactions

Related parties include the Company’s Board of Directors and management, as well as close family and enterprises that are controlled by these individuals and certain persons performing similar functions. Other than indicated below, the Company entered into no related party transactions during the six months ended June 30, 2026 and 2025.

Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and also comprise the directors of the Company. Key management personnel include the Company’s Chief Executive Officer, Chief Financial Officer, Chief Investment Officer, former EVP – Australia (up to April 30, 2025), and the board of directors.

The remuneration of directors and other members of key management personnel during the three and six months ended June 30, 2026 and 2025 are as follows:

	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
	$	$	$	$
Short-term employee benefits	550,687	480,253	1,125,176	1,052,271
Share-based compensation	1,802,573	607,480	3,775,725	1,137,324

	2,353,260	1,087,733	4,900,901	2,189,595

16. Commitments and contingencies

The Company is, from time to time, involved in legal proceedings of a nature considered normal to its business. Other than as noted below, the Company believes that none of the litigation in which it is currently involved or have been involved with during the period ended June 30, 2026, individually or in the aggregate, is material to its consolidated financial condition or results of operations.

Litigation matter

Red Hill (ongoing)

In June 2025, Vox Australia was served with a writ of summons and statement of claim in the Supreme Court of Western Australia pursuant to which Vox Australia has been named as a second defendant.

The plaintiff alleges, among other things, that the first defendant, being the previous royalty owner of the royalty, breached its obligations to the plaintiff in connection with the assignment of the Red Hill royalty to Vox Australia in September 2023 on the basis that the plaintiff had a right of first refusal. The plaintiff is seeking declaratory relief in respect of the assignment of the first defendant’s royalty to Vox Australia, or alternatively, damages. Vox Australia acquired the Red Hill royalty as part of a portfolio of nine royalties from the first defendant for a combination of A$6,750,000 in cash and non-cash consideration comprised of Vox providing ongoing royalty related services to the first defendant.

Each of the defendants deny that the purported right of first refusal applied in the circumstances. The Company is taking all appropriate steps to defend the action. The Company anticipates expenditures related to this matter to continue to increase considerably in 2026 as the matter evolves, subject to achieving settlement. It is difficult to predict whether the matter will be resolved before or after a trial or the timing of such resolution or trial. If the matter proceeds to trial, a final binding decision may take a number of years to be delivered.

As of June 30, 2026, the proceeding is ongoing.

Titan (ongoing)

SilverStream SEZC filed a writ and statement of claim in the Supreme Court of Western Australia against Titan Minerals Limited (“Titan”) on February 23, 2024, along with an amended writ and statement of claim on March 28, 2024, in respect of the Jaw, Phoebe, Cart and Colossus exploration projects. SilverStream is seeking to enforce its rights to be issued replacement royalties and/or damages in respect of Titan’s failure to maintain certain mining concessions in Peru in accordance with various royalty deeds entered into between Titan and SilverStream in 2021. On April 24, 2025, SilverStream assigned its interests in the royalties and legal proceeding to Vox Australia in order to permit SilverStream to complete the Restructuring Transaction. As of June 30, 2026, the proceeding is ongoing.

14

Vox Royalty Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2026 and 2025 (Unaudited - Expressed in United States Dollars)

Commitments

The St Ives royalty is effectively a 1.04% GRR. The royalty is a 3.0% GRR, but the transaction also includes an obligation for Vox Australia to pay a 1.96% GRR royalty to a third party.

The Company or affiliates of the Company are committed to the following minimum lease payments for its premises over the remainder of its lease term and certain consulting agreements, as follows:

July 1, 2026 to June 30, 2027
$
Leases	34,256
Consulting agreements	15,940

50,196

The Company is responsible for making certain milestone payments in connection with royalty acquisitions, which become payable on certain royalty revenue or cumulative production thresholds being achieved, as follows:

Royalty	$
Stockman(1)(2)	6,900,000
Limpopo(1)(3)	6,263,000
Dandoko(4)	2,500,000
Bullabulling(5)	690,000
Koolyanobbing(6)	345,000
El Molino(7)	450,000
Uley(1)(8)	152,800
Other(9)	157,000

17,457,000

(1) The milestone payments may be settled in either cash or common shares of the Company, at the Company’s election.

(2) Milestone payment due upon two consecutive quarters where royalty revenue from the royalty interest is paid in respect of a quarterly processing throughput rate of equal to greater than 150,000 tonnes.

(3) Milestone payments include: (i) C$1,500,000 upon cumulative royalty receipts from Limpopo exceeding C$500,000; (ii) C$400,000 upon cumulative royalty receipts from Limpopo exceeding C$1,000,000; and (iii) C$7,000,000 upon cumulative royalty receipts from Limpopo exceeding C$50,000,000.

(4) The milestone payments must be settled in cash. Milestone payments include: (i) $1,250,000 upon first royalty receipts; and (ii) $1,250,000 on receipt of payment of 500Koz production from the royalty area.

(5) The milestone payments may be settled in cash or ½ cash and ½ common shares of the Company, at the Company’s election. Milestone payments include: (i) A$500,000 upon the operator receiving approval of a mining proposal from the West Australian Department of Mines, Industry Regulation and Safety; and (ii) A$500,000 upon the Company receiving first royalty revenue receipt from the Bullabulling project.

(6) Milestone payment due upon achievement of cumulative 5Mdmt of ore processed.

(7) Milestone payment due upon registration of the El Molino royalty rights on the applicable mining title in Peru and the satisfaction of other customary completion conditions.

(8) Milestone payment due upon commencement of commercial production.

(9) Milestone payment due upon (i) the exercise of a separate third-party option agreement, (ii) the issuance of the royalty to the previous royalty owner, and (iii) the assignment of the royalty to Vox.

17. Supplemental cash flow information

	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
	$	$	$	$
Income taxes paid	258,064	249,141	492,049	290,736
Decrease in accrued financing costs	-	-	(30,000)	(2,615)
(Decrease) increase in accrued interest expense on Facility	(6,982)	29,655	(615)	29,186
Increase (decrease) in accrued royalty interests	53,245	(3,438)	47,996	12,057
Decrease in accrued share issue costs	-	-	(245,359)	-

15

Vox Royalty Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2026 and 2025 (Unaudited - Expressed in United States Dollars)

18. Segment information

The Company’s business is organized into two operating segments, consisting of i) acquiring and managing royalty interests, and ii) acquiring and managing streams and other interests. Prior to the September 26, 2025 acquisition of the PMPAs, the Company presented one reportable segment, consisting of acquiring and managing royalty interests. Following the acquisition, the Company’s chief operating decision-maker, the CEO, now reviews operating results and assesses performance at these two segment levels. Material capital allocation decisions are subject to the approval of the Board of Directors of the Company.

The Company’s reportable segments for the purposes of assessing performance are presented as follows:

	Six months ended June 30, 2026
	Royalty Interests	Streams and other interests	Total
	$	$	$
Royalty revenue	3,743,878	-	3,743,878
Net precious metals income	-	18,446,690	18,446,690
Depletion on royalties and depreciation-like charges	(1,436,731)	(5,092,572)	(6,529,303)
Gain on disposition of royalty interests	5,189,144	-	5,189,144
Gain on disposition of streams and other interests	-	2,190,437	2,190,437
Project evaluation expenses	(1,221,291)	(30,911)	(1,252,202)

Segment profit	6,275,000	15,513,644	21,788,644
General and administration			(2,960,630)
Share-based compensation			(4,105,615)
Interest and finance expenses			(253,112)
Revaluation of streams and other interests			27,523,940
Amendment fee on streams and other interests			1,000,000
Other income (expenses), net			22,245

Profit before tax			43,015,472

Segment assets	50,504,533	79,791,079	130,295,612
Other assets[1]			32,673,617

Total assets[2]			162,969,229

Segment liabilities	6,397,190	-	6,397,190
Other liabilities[3]			3,898,937

Total liabilities			10,296,127

1 Other assets represents cash, prepaids, other accounts receivable, intangible assets and other assets.

2 Net additions to non-current assets for the royalty interest segment were $515,321 (see Note 5) and for the stream and other segment were $nil (see Note 6).

3 Other liabilities represent accounts payable and accrued liabilities, income taxes payable, dividends payable and credit facility.

	Three months ended June 30, 2026
	Royalty Interests	Streams and other interests	Total
	$	$	$
Royalty revenue	1,574,791	-	1,574,791
Net precious metals income	-	4,579,174	4,579,174
Depletion on royalties and depreciation-like charges	(657,194)	(1,414,233)	(2,071,427)
Gain on disposition of royalties	5,189,144	-	5,189,144
Gain on disposition of streams and other interests	-	2,190,437	2,190,437
Project evaluation expenses	(464,698)	(7,403)	(472,101)

Segment profit	5,642,043	5,347,975	10,990,018
General and administration			(1,420,829)
Share-based compensation			(1,962,009)
Interest and finance expenses			(102,113)
Revaluation of streams and other interests			10,990,966
Other income (expenses), net			(13,923)

Profit before tax			18,482,110

16

Vox Royalty Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2026 and 2025 (Unaudited - Expressed in United States Dollars)

	Six months ended June 30,2025
	Royalty Interests	Streams and other interests	Total
	$	$	$
Royalty revenue	5,445,339	-	5,445,339
Depletion on royalties and depreciation-like charges	(1,803,354)	-	(1,803,354)
Project evaluation expenses	(215,648)	-	(215,648)

Segment profit	3,426,337	-	3,426,337

General and administration			(2,245,663)
Share-based compensation			(1,254,916)
Interest and finance expenses			(267,952)
Other income (expenses), net			273,941

Loss before tax			(68,253)

Segment assets	47,920,570	-	47,920,570
Other assets[1]			14,666,130

Total assets[2]			62,586,700

Segment liabilities	5,422,801	-	5,422,801
Other liabilities[3]			14,835,231

Total liabilities			20,258,032

1 Other assets represents cash, prepaids, other accounts receivable, intangible assets and other assets.

2 Additions to non-current assets for the royalty interest segment were $11,712,749.

3 Other liabilities represent accounts payable and accrued liabilities, income taxes payable, dividends payable and credit facility.

	Three months ended June 30,2025
	Royalty Interests	Streams and other interests	Total
	$	$	$
Royalty revenue	2,765,145	-	2,765,145
Depletion on royalties and depreciation-like charges	(1,018,232)	-	(1,018,232)
Project evaluation expenses	(142,979)	-	(142,979)

Segment profit	1,603,934	-	1,603,934

General and administration			(1,111,125)
Share-based compensation			(670,582)
Interest and finance expenses			(182,564)
Other income (expenses), net			200,208

Loss before tax			(160,129)

17

Vox Royalty Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2026 and 2025 (Unaudited - Expressed in United States Dollars)

For the three and six months ended June 30, 2026 and 2025, royalty revenues generated and net precious metals income earned on the PMPAs from each geographic location is as follows:

	Three months ended June 30, 2026		Three months ended June 30, 2025		Six months ended June 30, 2026		Six months ended June 30, 2025
	Royalty revenue	Net precious metals income	Royalty revenue	Net precious metals income	Royalty revenue	Net precious metals income	Royalty revenue	Net precious metals income
	$	$	$	$	$	$	$	$
Australia	1,574,791	-	2,749,035	-	3,727,180	-	5,396,544	-
Canada	-	2,880,632	-	-	-	10,610,377	-	-
Ivory Coast	-	1,006,090	-	-	-	5,100,765	-	-
South Africa	-	588,160	-	-	-	1,805,902	-	-
Brazil	-	-	16,110	-	-	556,095	33,290	-
USA	-	104,292	-	-	16,698	373,551	15,505	-

Total	1,574,791	4,579,174	2,765,145	-	3,743,878	18,446,690	5,445,339	-

For the three months ended June 30, 2026, three interests generated 68%, 19% and 11% of the Company’s royalty revenue, totaling $1,551,562, and three interests generated 63%, 22% and 13% of the Company’s net precious metals income totalling, $4,474,882. Comparatively, for the three months ended June 30, 2025, four interests generated 48%, 16%, 15% and 13% of the Company’s royalty revenue, totaling $2,529,229.

For the six months ended June 30, 2026, three interests generated 53%, 19% and 18% of the Company’s royalty revenue, totaling $3,382,140, and two interests generated 58% and 28% of the Company’s net precious metals income totalling, $15,711,142. Comparatively, for the six months ended June 30, 2025, three interests generated 56%, 15% and 13% of the Company’s royalty revenue, totaling $4,536,598.

For the three and six months ended June 30, 2026 and 2025, royalty revenue and net precious metals income comprised the following commodity mix:

	Three months ended June 30, 2026		Three months ended June 30, 2025		Six months ended June 30, 2026		Six months ended June 30, 2025
	Royalty revenue	Net precious metals income	Royalty revenue	Net precious metals income	Royalty revenue	Net precious metals income	Royalty revenue	Net precious metals income
	$	$	$	$	$	$	$	$
Gold	537,591	4,579,174	1,111,465	-	1,388,116	18,446,690	2,049,143	-
Copper	858,373	-	321,339	-	1,635,280	-	321,339	-
Iron ore	178,827	-	1,316,231	-	720,482	-	3,041,567	-
Other	-	-	16,110	-	-	-	33,290	-

Total	1,574,791	4,579,174	2,765,145	-	3,743,878	18,446,690	5,445,339	-

As at June 30, 2026 and December 31, 2025, non-current assets were located in the following jurisdictions:

	June 30, 2026	December 31, 2025
	$	$
Canada	43,906,242	28,293,453
Australia	41,203,072	42,591,979
Côte d’Ivoire	26,963,000	13,300,000
South Africa	10,004,828	8,150,828
Mexico	3,935,000	-
USA	2,159,906	4,466,237
Mali	1,503,549	1,503,549
Brazil	564,026	13,664,026
Peru	45,609	45,609

Total	130,285,232	112,015,681

18

Vox Royalty Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2026 and 2025 (Unaudited - Expressed in United States Dollars)

19. Income taxes

The Income taxes recognized in net income (loss) and comprehensive income (loss) are comprised of the following:

	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
	$	$	$	$
Current tax expense	1,032,178	178,517	1,031,526	682,493
Deferred tax expense (recovery)	409,074	49,311	460,102	(3,649)

Income tax expense	1,441,252	227,828	1,491,628	678,844

20. Financial instruments

The Company’s risk exposures and the impact on the financial instruments are summarized below. There have been no material changes to the risks, objectives, policies and procedures during the six months ended June 30, 2026, and the year ended December 31, 2025.

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and trade receivables in the ordinary course of business. In order to mitigate its exposure to credit risk, the Company maintains its cash in recognized financial institutions and closely monitors its trade receivable balances. The Company’s trade receivables and gold purchase contracts are subject to the credit risk and performance of the counterparties who own and operate the mines underlying Vox’s asset portfolio.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. In managing liquidity risk, the Company takes into account the anticipated cash flows from operations and holding of cash. As at June 30, 2026, the Company had cash of $31,127,354 (December 31, 2025 - $8,084,572) and working capital (current assets less current liabilities) of $28,324,705 (December 31, 2025 - $7,208,139).

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Financial instruments that impact the Company’s net income due to currency fluctuations include cash, accounts receivable, accounts payable and accrued liabilities and income taxes payable denominated in Canadian and Australian dollars. Based on the Company’s Canadian and Australian denominated monetary assets and liabilities at June 30, 2026, a 10% increase (decrease) of the value of the Canadian and Australian dollar relative to the United States dollar would increase (decrease) net income and other comprehensive income for the three and six months ended June 30, 2026 by $236,000.

Interest rate risk

The Company is exposed to interest rate risk due to the Facility being subject to floating interest rates. The Company monitors its exposure to interest rates. During the period ended June 30, 2026, a 1% increase (decrease) in nominal interest rates would have increased (decreased) net income and other comprehensive income by approximately $200,000.

The Company has cash balances with rates that fluctuate with the prevailing market rate. The Company’s current policy is to invest excess cash in cash accounts or short-term interest-bearing securities issued by chartered banks. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks. The Company does not use any derivative instrument to reduce its exposure to interest rate risk.

Commodity and share price risk

The Company’s royalties, streams and other interests are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of precious and base metals are the primary drivers of the Company’s profitability and ability to generate free cash flow. All of the Company’s future royalty revenue and net precious metals income is not hedged in order to provide shareholders with full exposure to changes in the market prices of these commodities.

The Company’s financial results may be significantly affected by a decline in the price of precious, base and/or ferrous metals. The price of precious, base and ferrous metals can fluctuate widely, and is affected by numerous factors beyond the Company’s control.

19

Vox Royalty Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2026 and 2025 (Unaudited - Expressed in United States Dollars)

Fair value of financial instruments

The carrying amounts for cash, accounts receivable, accounts payable and accrued liabilities, and income taxes payable on the unaudited condensed interim consolidated statements of financial position approximate fair value because of the limited term of these instruments.

The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

•	Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
•	Level 3 - Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As at June 30, 2026 and December 31, 2025, the Company does not have any financial instruments measured at fair value after initial recognition, except for streams and other interests, with a carrying value at June 30, 2026 of $79,786,029, which are estimated using Level 3 inputs. These financial instruments are measured at fair value utilizing inputs other than quoted prices included in Level 1. The gains and losses are recognized in the unaudited condensed interim consolidated statements of income (loss) and comprehensive income (loss).

Level 3 Hierarchy

Note 6 presents the Company’s streams and other interests which are classified as Level 3 instruments measured at fair value utilizing non-observable market inputs.

Capital management

The Company’s primary objective when managing capital is to maximize returns for its shareholders by growing its asset base through accretive acquisitions of royalty, streams and other interests, while optimizing its capital structure by balancing debt and equity. Management regularly reviews cash flow forecasts to determine whether the Company has sufficient cash reserves to meet future working capital requirements and discretionary business development opportunities. As at June 30, 2026, the capital structure of the Company consists of $152,673,102 (December 31, 2025 - $107,047,087) of total equity, comprising of share capital, equity reserves, and retained earnings.

The Company is not subject to any externally imposed capital requirements other than as disclosed for the Facility.

21. Subsequent events

On August 12, 2026, the Board of Directors of the Company declared a quarterly dividend of $0.015 per common share payable on October 14, 2026, to shareholders of record as of the close of business on September 30, 2026.

20